UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number 000-29323

NOTIFICATION OF LATE FILING

(Check One):	Form 10-K	Form 11-K	Form 20-F	Form 10-Q	Form N-SAR

For Period Ended: June 30, 2007
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:________________________________________________________________________________

Read attached instruction sheet before preparing form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:______________________________________________________________________________________________________________________________________________________________________________

PART I — REGISTRANT INFORMATION

Full Name of Registrant:       STAR ENERGY CORPORATION

Former Name if Applicable:

Address of Principal Executive Office (Street and number):       317 Madison Avenue,

City, state and zip code:       New York, New York 10017

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant was unable to timely file its Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2007 on or before its August 14, 2007 scheduled due date without unreasonable effort or expense due to staffing limitations and the additional time required to calculate the costs associated with the rescission of the Company’s acquisition of Volga-Neft Limited Company.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Patrick Kealy	212	500-5006
(Name)	(Area Code)	(Telephone Number)

(2)
	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).	YES	No
(3)
	Is it anticipated that any significant change in results of operations from the corresponding YES No period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	YES	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

SEE EXHIBIT A

STAR ENERGY CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 15, 2006	By: /s/ Patrick Kealy

Patrick Kealy, President and Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit A

Registrant expects to report a loss of approximately $3,607,000 for the six months ended June 30, 2007, compared to a loss of $52,977 for the six months ended June 30, 2006 and a loss of approximately $1,811,000 for the three months ended June 30, 2007, compared to a loss of $44,206 for the three months ended June 30, 2006. The Company had nominal operations and costs in the 2006 periods.